Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 8 DATED FEBRUARY 23, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide updated disclosure regarding:

•	Asset Acquisition;
•	Prior Performance Summary; and
•	Appendix A -- Prior Performance Tables.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Van Nuys

On February 19, 2016, we closed a first mortgage loan with a maximum principal balance of $4,900,000 (the “Van Nuys Senior Loan”). The borrowers, jointly and severally Saviers Van Nuys, LLC, a California limited liability company (“Saviers”) and 6569 Van Nuys LLC, a California limited liability company (together with Saviers, “Van Nuys”), is expected to use the loan proceeds for the up-zoning of a 24,862 square foot two-tenant retail property located at 6569 Van Nuys Blvd, Van Nuys, CA 91401 (the “Van Nuys Property”). The Van Nuys Senior Loan is secured by the Van Nuys Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Van Nuys.

Van Nuys is managed by the principals of Index Real Estate Investments (“Index”), a Van Nuys, CA based real estate firm focused on small-scale apartment developments.

The Van Nuys Property is currently leased to two tenants, producing $285,769 of triple net revenue, meaning Index was purchasing the Van Nuys Property at an in-place 5.2% capitalization rate and the Van Nuys Senior Loan is at an in-place 6.08% debt yield. Index plans on doubling the buildable area of the 56,250 square foot site from a 1.5:1 floor area ratio (“FAR”) (84,375 buildable sf) to a 3.0:1 FAR (168,750 buildable sf) through a zoning change from the current LA-C2 to RAS-4. If the desired zoning is not achieved, we believe that the Van Nuys Property could be sold at the retail valuation at an amount sufficient to pay off the Van Nuys Senior Loan.

The current improvements on the Van Nuys Property were originally constructed in 1954, and are situated on a 1.291-acre site. Currently, the property is 100.0% occupied and appears to be in average overall condition. Access and commercial exposure of the Van Nuys Property is good due to its direct frontage along Van Nuys Boulevard, a main arterial within the trade area.

The Van Nuys Property is comprised of a two-tenant storefront retail building located at the southwest corner of Van Nuys Boulevard and Kittridge Street in Van Nuys, CA. The building is currently occupied by two tenants, WSS Shoe Store, and La Tapachulteca supermarket. The WSS suite is 6,630 SF and the La Tapachulteca suite totals 18,232 SF which includes an 11,667 SF ground floor, and a 6,565 SF mezzanine level. The lease for WSS expires in February 2017 and La Tapachulteca is currently month to month.

The local area is dominated by average to good quality office and retail properties along arterial streets and relatively dense residential uses along secondary streets. Physically, the Van Nuys Property appears to have been maintained, and has an average physical appeal compared to other properties in the local area. Overall, the Van Nuys Property is generally attractive due to the limited number of available retail properties for sale and appealing debt options. Specifically, the Van Nuys Property has stabilized occupancy and is attractive to potential tenants.

Index’s current plan is to up-zone the Van Nuys Property, complete construction drawings, obtain permits and construction financing, and pay-off the Van Nuys Senior Loan within 18 months. Index believes they will have the ability to build a 162,255 square foot, 140-unit apartment project, requiring a zone change from the existing C-2-1L & P-1VL zoning to a RAS4 zoning designation. Although project plans are unclear, we believe that there are several exits scenarios for the Van Nuys Senior Loan at land values well above the basis of the Van Nuys Senior Loan. The Van Nuys Property optionality includes following Index’s plan for 140 apartment units, building a project at the by-right zoning allowing for approximately 80 residential apartment units, or renovating and re-leasing the current retail building.

The Van Nuys Senior Loan was funded with proceeds from our Offering, with an initial funding amount of $4,700,000. The Van Nuys Senior Loan has not been fully drawn down by the Borrower, with the maximum size of our obligations under the Van Nuys Senior Loan being $4,900,000, and the amount drawn as of February 19, 2016 being $4,700,000. On the original closing date of the Van Nuys Senior Loan, Van Nuys was capitalized with $1,771,474.33 of equity capital. The Van Nuys Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Van Nuys Senior Loan bears an interest rate of 12% per annum, with an amount equal to 6.5% per annum paid current on a quarterly basis, and 5.5% per annum accruing through the maturity date, October 11, 2017 (the “Van Nuys Maturity Date”). In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Van Nuys Senior Loan amount, paid directly by Van Nuys.

Van Nuys has the ability to extend the Van Nuys Maturity Date for a period of 6 months; provided, however, to exercise such extension, Van Nuys is required to pay to us an extension fee consisting of 0.5% of the outstanding principal amount of the Van Nuys Senior Loan, as well as pay off any accrued but unpaid interest. During the extension period, the interest rate of the Van Nuys Senior Loan will increase to 13% per annum. The Van Nuys Senior Loan may be prepaid in whole or in part without penalty during the term of the Van Nuys Senior Loan.

 As of its closing date, the Van Nuys Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 72.6%. The LTC ratio is the amount of the Van Nuys Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate.

 The principals of Index have provided full recourse guaranties.

The Van Nuys Property is located along Van Nuys Boulevard, a centrally located and highly amenitized area of the San Fernando Valley. The site is adjacent to grocery stores, shopping and restaurants.

Jons International Marketplace, Walgreens, Starbucks, Wells Fargo, Big 5 Sporting Goods, Bank of America and the Van Nuys Postal Branch are all located adjacent to the Van Nuys Property. There are more than 740,300 permanent residents supported by more than 243,600 daytime employees within a 5-mile radius of the subject property.

The Van Nuys Property is located within a mile from Van Nuys Airport; supporting over 12,300 jobs and contributing over $707 million into the local economy. The Metro Orange line is less than a mile from the Property, providing future residents access to the LNR Warner Center and the Metro Red Line Terminus in North Hollywood.

The line connects riders to several major destinations including the Warner Center, Pierce College, Lake Balboa Park, LA Valley College, Valley Village, the North Hollywood Arts District and the Metro Red Line. From the Metro Red Line, riders have access to Universal City, Hollywood, LA City College, Koreatown, Downtown Los Angeles, and Union Station.

General Explanatory Statement to Prior Performance Disclosure

We are filing the following portions of this supplement to our Offering Circular in order to update the prior performance disclosure through the end of fiscal year 2015. In addition, we have modified the approach we used in preparing the prior performance tables, as we believe that the prior approach was overly conservative in that it did not include investments made by our sponsor and certain of its affiliates, which were on substantively the same terms and pari passu to the investments made by unaffiliated investors in the Prior Programs.

PRIOR PERFORMANCE SUMMARY

The information presented in this section represents the historical operating results for our sponsor and the experience of real estate programs sponsored by our sponsor, which we refer to as the “prior real estate programs.” Investors in our common shares should not assume that they will experience returns, if any, comparable to those experienced by investors in our sponsor’s affiliated prior real estate programs. Investors who purchase our common shares will not thereby acquire any ownership interest in any of the entities to which the following information relates.

The returns to our shareholders will depend in part on the mix of assets in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio may not mirror the portfolios of our sponsor’s affiliated prior real estate programs in any of these respects, the returns to our shareholders may vary from those generated by our sponsor’s affiliated prior real estate programs. The prior real estate programs were conducted through privately-held entities that were not subject to the fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. In addition, our sponsor is a self-managed, privately-held company with an indefinite duration. As a result, you should not assume the past performance of our sponsor or the prior real estate programs described below will be indicative of our future performance.

Overview of Our Sponsor

Our sponsor is a privately-held company that operates as a real estate investment and lending platform. Our sponsor was formed in March 2012 to (i) establish the on-line real estate funding vehicle that is today the Fundrise Platform and (ii) engage in the business of investing in and managing commercial real estate debt and commercial real estate equity securities. In April 2014, our sponsor closed its Series A funding round, pursuant to which it raised net proceeds of approximately $24.5 million.

For purposes of this prior performance summary, our sponsor views its prior programs (collectively, the “Programs”) as falling into two categories: (i) investment opportunities with respect to which it is not an issuer and is only acting as a facilitator by permitting issuers to list their projects on the Fundrise Platform (“Facilitated Program”) and (ii) investment opportunities originated by our sponsor for which it or its affiliates serve as the issuer (“Originated Program”). The sponsor wound down its Facilitated Program business in July 2014, at which time it commenced its Originated Program.

With respect to its Originated Program, our sponsor’s primary investment objectives are similar to ours. Our sponsor seeks to produce attractive risk-adjusted returns by targeting debt and equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become over-priced in the a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

The profitability and performance of our sponsor’s business is a function of several metrics: (i) growth of assets under management; (ii) growth in the number of projects listed on the Fundrise Platform; and (iii) overall returns realized on invested capital. The credit quality of our sponsor’s investments, the diversification of its portfolio and the underwriting and portfolio management capabilities of our sponsor’s management team, who also serve as our Manager’s management team, are additional key factors in the performance of our sponsor’s business. Since the final closing of its Series A funding round in October 2014, our sponsor has grown its assets under management in the Originated Program by more than 3,000% (from $2.0 million to $60.4 million).

Our Sponsor’s Prior Investment Programs

Overview

As of December 31, 2015, our sponsor had facilitated or originated approximately 66 real estate assets in both Programs with aggregate purchase prices of approximately $3.1 billion. Of the $3.1 billion aggregate real estate purchase prices, our sponsor offered through its Programs approximately $67.0 million, consisting of approximately $16.3 million of commercial real estate loan assets, $47.2 million of investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns), and $3.5 million of commercial real estate common equity investments. The portfolios included in the Programs are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors.

Seven of the assets in certain of the multi-asset issuers within the Originated Program have been repaid totaling approximately $6.0 million of loan commitments, and four assets in certain of the single-asset issuers within the Originated Program have been repaid totaling approximately $1.9 million, for a total of $7.9 million of repayments, with a gross weighted average annualized return on investment of approximately 13.4% (or 12.9% net of fees) for Project Dependent Notes, and approximately 13.1% (or 12.6% net of fees) for the entirety of the Originated Program. In addition, none of the multi-asset issuers within the Originated Program have sold all of their assets.

Facilitated Programs

The initial business of our sponsor was providing investors who accessed the Fundrise Platform with pre-screened real estate assets sponsored by third party issuers. Under the Facilitated Program, our sponsor was not originating, funding the real estate assets nor was it the issuer of the securities being offered on its platform. Under the Facilitated Program, our sponsor facilitated capital raises for real estate assets with aggregate purchase prices of $0.1 billion, of which $6.6 million was offered and facilitated on our sponsor’s platform consisting of $6.4 million in subordinated real estate asset programs and $200,000 in senior secured loans.

Originated Program

The Originated Program was launched in July 2014. Our sponsor and its affiliates were responsible for origination, due diligence, structuring, closing, acquiring, and asset management of all investments and loans made under the Originated Program. As of December 31, 2015, our sponsor made loans or investments on real estate assets with aggregate purchase prices of $3.0 billion. Of the $3.0 billion aggregate purchase price of these real estate assets, our sponsor originated and offered a total of $60.2 million of the capital provided for acquiring or developing these assets in conjunction with the Originated Program. Of the $60.2 million of capital offered by our sponsor, $47.2 million consisted of investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns), and $13.0 million consisted of senior loans. Through December 31, 2015, the Originated Program consisted of twelve issuers, of which nine held single assets and three held multiple assets. As of December 31, 2015, the issuer entities comprising the Originated Program had over 1,000 investors.

As of December 31, 2015, the Originated Program consisted of 40 real estate assets that are comprised as follows: 18% first mortgage loans, 82% investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns), and 0% mezzanine loans.

As of December 31, 2015, the portfolio of assets in the Origination Program was diversified across property types and geographic areas as shown in the following charts.

Loan Portfolio by Collateral Type	Loan Portfolio by Geographic Location

Factors Differentiating Us from Prior Investment Programs

While our investment objectives are similar to those of each of the Programs, the risk profile and investment strategy of each of the prior Programs differs from ours. Our sponsor’s Facilitated Program (which is no longer operational) provided investors on the Fundrise Platform with access to discrete real estate investment opportunities from third-party sponsors. In July 2014, our sponsor suspended the Facilitated Program and began the Originated Program. Our sponsor’s Originated Program took advantage of the then-current market dislocation in the commercial real estate debt markets by directly originating loans and equity with improved structures and enhanced estimated risk-adjusted returns. Each of the issuers affiliated with our sponsor within the Originated Program issued Project Dependent Notes (defined below). With respect to each issuer, our sponsor originated investments that were either collateralized or backed by real estate assets and then offered investors the opportunity to invest in the economic performance of these real estate assets through the issuance of derivative debt that is wholly dependent upon the performance of such individual real estate asset. Our sponsor refers to these derivative debt instruments as “Project Dependent Notes”. We expect to acquire a similar asset portfolio to what has been originated in the Originated Program, however we intend to take advantage of profit and loss sharing in the underlying asset, and employ leverage to enhance estimated risk-adjusted returns relative to the Originated Program portfolio. Furthermore, the Originated Program offered identified single or multiple asset investment opportunities, whereas we are structured to be a diversified pool of multiple assets that will not be identified in advance. Unlike the Originated Program, shareholders will not have the ability to select their own investments, and instead our Manager will select assets based on our investment criteria.

Additional Information

Please see the tables under “Prior Performance Tables” in Appendix A to this offering circular for more information regarding our sponsor’s prior performance.

APPENDIX A:

PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to the real estate investment programs sponsored by Rise Companies Corp., our sponsor, and its affiliates, collectively referred to herein as the “Prior Programs”. These Prior Programs focus on originating and/or facilitating investments in commercial real estate debt and equity securities. The general investment objectives for all Prior Programs include providing investors with (i) exposure to investment in commercial real estate-related securities with favorable risk-adjusted returns and (ii) current income.

Our sponsor views its Prior Programs as falling into two categories: (i) investment opportunities with respect to which it is not an issuer and is only acting as a facilitator by permitting issuers to list their projects on the Fundrise Platform (“Facilitated Program”) and (ii) investment opportunities originated by our sponsor for which it or its affiliates serve as the issuer (“Originated Program”). Through December 31, 2015, the Originated Program consists of twelve issuers, of which nine held single assets and three held multiple assets.

Each of the issuers affiliated with our sponsor within the Originated Program issued Project Dependent Notes (defined below).  With respect to each issuer, our sponsor originated loans that were either collateralized or backed by real estate assets and then offered investors the opportunity to invest in the economic performance of these real estate assets through the issuance of derivative debt that is wholly dependent upon the performance of such individual real estate asset.  Our sponsor refers to these derivative debt instruments as “Project Dependent Notes”.

This information should be read together with the summary information included in the “Prior Performance Summary” section of the Offering Circular.

Investors should not construe inclusion of the following tables as implying, in any manner, that we will have results comparable to those reflected in such tables. Distributable cash flow, federal income tax deductions or other factors could be substantially different. Investors should note that by acquiring our shares, they will not be acquiring any interest in any prior program.

Description of the Tables

All information contained in the Tables in this Appendix A is as of December 31, 2015. The following tables are included herein:

Table I —	Experience in Raising and Investing Funds

Table III —	Annual Operating Results of Prior Real Estate Programs

Table V —	Sales or Disposals of Assets

Table VI —	Acquisition of Assets

Explanatory Statement

The following table has been updated in order to take into account amounts offered and raised from both non-affiliates and affiliates of our sponsor, instead of simply the amounts offered and raised from non-affiliates, as well as to update the information presented through December 31, 2015.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Table I presents information showing the experience of the Sponsor and affiliates in raising and investing funds for Prior Programs. Information is included for offerings with similar investment objectives that have concluded through December 31, 2015. Information is provided as to the manner in which the proceeds of the offerings have been applied. Also set forth is the timing and length of these offerings and information pertaining to the time period over which the proceeds have been invested. All figures are as of December 31, 2015.

	Originated	Facilitated
	Program (1)	Program

Dollar Amount Offered	$60,166,000 (2)	$6,606,000
Percentage Amount Raised	100%	100%
Less Offering Expenses:
Selling Commissions	—	N/A
Organizational Expenses	—	N/A
Other	—	N/A
Reserves	—	N/A
Percent available for investment	100%	N/A
Acquisition Costs:
Prepaid items and fees related to acquisition of investments	—	N/A
Cash Down Payment	—	N/A
Acquisition Fees	—	N/A
Other	—	N/A
Total Acquisition Cost	—	N/A
Percent leverage (mortgage financing divided by total acquisition cost)	0%	N/A
Date Offering Began	7/25/2014 – 12/31/2015	N/A
Length of Offering (In Months)	0	N/A
Months to invest 90 percent of amount available for investment (measured from the beginning of offering)	0	N/A

(1)	The Originated Program is comprised of twelve issuers that issued Project Dependent Notes. All assets were pre-funded by the Sponsor so offering proceeds were invested immediately upon closing of the offering.

(2)	The total dollar amount offered represents the investments which have been offered by our Sponsor or its affiliates under the Project Dependent Note Program through December 31, 2015. The Sponsor raised $53,136,800 through offering series of Project Dependent Note, and co-invested (together with its affiliates) $7,029,200 into the Originated Program. The Sponsor’s co-investment represents 11.68% of the dollar amount offered.

Explanatory Statement

The following table has been updated in order to take into account amounts offered and raised from both non-affiliates and affiliates of our sponsor, instead of simply the amounts offered and raised from non-affiliates, as well as to update the information presented through December 31, 2015.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

Table III sets forth the combined operating results of the issuers comprising the Originated Program for real estate assets closed and offered on the Fundrise Platform during the six quarters ended December 31, 2015, September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014, and September 30, 2014. There were no operations prior to July 2014. Amounts are rounded to nearest 000’s.

Originated Program

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014

Gross Revenues	$1,733,000	$1,414,000	$816,000	$387,000	$125,000	$24,000
Profit on Sale of Properties	—	—	—	—	—	—
Less: Operating Expenses:
Interest expense	—	—	—	—	—	—
Real estate properties — operating expenses	—	—	—	—	—	—
Servicing Fees — related party [1]	21,000	8,000	2,000	4,000	—	—
Fund raising fees and other joint venture costs	—	—	—	—	—	—
Impairment on operating real estate	—	—	—	—	—	—
Provision for loan losses	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—
Auditing and professional fees	—	—	—	—	—	—
Other general and administrative	—	—	—	—	—	—

Total general and administrative	—	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—	—

Total expenses	21,000	8,000	2,000	4,000	—	—
Income/(loss) from operations	1,731,000	1,406,000	814,000	383,000	125,000	24,000
Equity in (loss)/earnings of unconsolidated ventures	—	—	—	—	—	—
Unrealized gain/(loss) on investments and other	—	—	—	—	—	—
Realized gain on investments and other	—	—	—	—	—	—

Income/(loss) from continuing operations	1,731,000	1,406,000	814,000	383,000	125,000	24,000
Income from discontinued operations	—	—	—	—	—	—
Gain on sale of joint venture interest	—	—	—	—	—	—

Consolidated net income (loss)	1,731,000	1,406,000	814,000	383,000	125,000	24,000
Net income (loss) attributable to the non-controlling interests	—	—	—	—	—	—

Net (loss) income	1,731,000	1,406,000	814,000	383,000	125,000	24,000
Taxable Income	1,731,000	1,406,000	814,000	383,000	125,000	24,000
From Operations	1,731,000	1,406,000	814,000	383,000	125,000	24,000
From Gain on Sale	—	—	—	—	—	—
Cash Generated From Operations [2]	5,450,000	1,164,000	2,347,000	1,675,000	43,000	8,000
Cash used in investing activities	[3] (3,810,000)	(16,575,000)	(23,115,000)	(7,986,000)	(6,645,000)	(2,035,000)
Cash Generated from financing	3,810,000	16,575,000	23,115,000	7,986,000	6,645,000	2,035,000
activities
Total Cash Generated	5,450,000	1,164,000	2,347,000	1,675,000	43,000	8,000
Less Cash Distributions to Investors:
From Operating Cash Flow	(1,110,000)	(864,000)	(447,000)	(275,000)	(43,000)	(8,000)
From Sales and Refinancing	—	—	—	—	—	—
From Other [4]	(4,340,000)	(300,000)	(1,900,000)	(1,400,000)	—	—
Cash Generated (Deficiency) After Cash Distributions to Investors	—	—	—	—	—	—
Less Special Items (not including sales and refinancing)	—	—	—	—	—	—
Cash Generated (Deficiency) After Cash Distributions and Special Items	—	—	—	—	—	—

[1] This servicing fee varied for the duration of the Originated Program between 0.00% and 0.50% annually based on invested proceeds. These amounts include related party servicing fees paid by affiliates of the sponsor for the servicing of the investments.

[2] Cash generated from operations differs from net income generated from operations as a result of payment-in-kind (“PIK”) interest, which is recognized in net income for purposes of GAAP when it is earned, but is generally paid only upon redemption of an investment as well as full and partial principal payment redemptions.

[3] The cash used in investing activities in Q4 2015 represents a partial quarter of activity because the sponsor ceased continuation of the consolidated Originated Program of Project Dependent Notes in favor of the real estate investment trusts.

[4] This amount represents redemptions of principal invested. The principal redemptions are either fully or partially redeemed.

Explanatory Statement

The following table has been updated so that the information presented is through December 31, 2015.

TABLE V

SALES OR DISPOSALS OF ASSETS

(UNAUDITED)

This Table sets forth summary information on the Project Dependent Notes and the properties underlying the loans in the Originated Program that were repaid through December 31, 2015.

Originated Program

				Selling Price, Net of Closing Costs and GAAP Adjustments
						Purchase			Cost of Properties Including Closing and Soft Costs			Excess (Deficiency) of Property
				Cash		Money	Adjustments			Total		Operating
				Received	Mortgage	Mortgage	Resulting			Acquisition		Cash
				Net of	Balance	Taken	From		Original	Cost,		Receipts
		Date	Date of	Closing	at Time	Back By	Application		Mortgage	Closing and		Over Cash
Property	Location	Acquired	Sale	Costs (1)	of Sale	Program	of GAAP	Total (1)	Financing	Soft Cost (1)	Total(1)	Expenditures

Westhampton Beach	NY	September 2014	April 2015	1,066,791	—	—	—	1,066,791	—	1,066,791	1,066,791	—
Seattle	WA	December 2014	March 2015	1,443,900	—	—	—	1,443,900	—	1,443,900	1,443,900	—
Santa Monica	CA	April 2015	May 2015	190,000	—	—	—	190,000	—	190,000	190,000	—
Brooklyn	NY	January 2015	August 2015	313,350	—	—	—	313,350	—	313,350	313,350	—
Denver	CO	December 2014	June 2015	796,917	—	—	—	796,917	—	796,917	796,917	—
Atlanta	GA	June 2015	October 2015	933,250	—	—	—	933,250	—	933,250	933,250	—
Washington	DC	January 2015	October 2015	1,407,050	—	—	—	1,407,050	—	1,407,050	1,407,050	—
Brooklyn	NY	January 2015	October 2015	542,333	—	—	—	542,333	—	542,333	542,333	—
Washington	DC	November 2014	November 2015	572,297	—	—	—	572,297	—	572,297	572,297	—
Brooklyn	NY	November 2014	December 2015	276,597	—	—	—	276,597	—	276,597	276,597	—
Brooklyn	NY	October 2014	December 2015	999,834	—	—	—	999,834	—	999,834	999,834	—

(1)	Represents the aggregate principal amount of Project Dependent Notes.

Explanatory Statement

The following table has been updated so that the information presented is through December 31, 2015.

TABLE VI

ACQUISITION OF ASSETS

(UNAUDITED)

This Table sets forth summary information on the properties held by majority-owned subsidiaries or that are collateral for (or back) the loans originated by the Sponsor through the Originated Program as of December 31, 2015. Each of such properties or loans constitutes the source of payment for the Project Dependent Notes.

Property	Location	Type of property	Date of purchase	Gross leasable square footage	Mortgage financing at date of purchase	Cash down Payment(1)	Contract purchase price plus acquisition fee (1)	Other cash expenditures expensed	Other cash expenditures capitalized	Total acquisition cost (1)

Miami	FL	Mixed-use	July 2014	13,353	$—	$135,000	$135,000	$—	$—	$135,000
Seattle	WA	Residential	July 2014	3,300	—	250,000	250,000	—	—	250,000
Westhampton Beach	NY	Residential	September 2014	3,500	—	1,000,000	1,000,000	—	—	1,000,000
Washington	DC	Residential	September 2014	37,279	—	650,000	650,000	—	—	650,000
Brooklyn	NY	Residential	October 2014	15,600	—	875,000	875,000	—	—	875,000
Brooklyn	NY	Residential	October 2014	3,600	—	250,000	250,000	—	—	250,000
Washington	DC	Residential	October 2014	3,788	—	380,000	380,000	—	—	380,000
Washington	DC	Residential	November 2014	19,000	—	500,000	500,000	—	—	500,000
Seattle	WA	Residential	December 2014	30,400	—	1,000,000	1,000,000	—	—	1,000,000
Seattle	WA	Mixed-use	December 2014	8,800	—	1,400,000	1,400,000	—	—	1,400,000
Denver	CO	Mixed-use	December 2014	60,526	—	1,000,000	1,000,000	—	—	1,000,000
Charlotte	NC	Commercial	December 2014	75,000	—	1,240,000	1,240,000	—	—	1,240,000
Brooklyn	NY	Mixed-use	January 2015	22,500	—	300,000	300,000	—	—	300,000
New York	NY	Commercial	January 2015	2,232,984	—	2,000,000	2,000,000	—	—	2,000,000
Washington	DC	Residential	January 2015	5,535	—	1,315,000	1,315,000	—	—	1,315,000
Brooklyn	NY	Mixed-use	January 2015	84,000	—	500,000	500,000	—	—	500,000
Bend	OR	Residential	March 2015	188,028	—	1,000,000	1,000,000	—	—	1,000,000
Washington	DC	Residential	March 2015	14,148	—	1,371,000	1,371,000	—	—	1,371,000
Manassas	VA	Commercial	March 2015	125,452	—	1,500,000	1,500,000	—	—	1,500,000
Palm Springs	CA	Residential	April 2015	71,667	—	1,500,000	1,500,000	—	—	1,500,000
Santa Monica	CA	Commercial	April 2015	23,557	—	4,000,000	4,000,000	—	—	4,000,000
Washington	DC	Residential	April 2015	10,721	—	965,000	965,000	—	—	965,000
Morristown	NJ	Commercial	May 2015	411,737	—	6,000,000	6,000,000	—	—	6,000,000
Washington	DC	Commercial	May 2015	72,209	—	2,650,000	2,650,000	—	—	2,650,000
Los Angeles	CA	Residential	June 2015	4,288	—	1,200,000	1,200,000	—	—	1,200,000
Seattle	WA	Residential	June 2015	75,979	—	2,800,000	2,800,000	—	—	2,800,000
Tempe	AZ	Commercial	June 2015	10,000	—	3,100,000	3,100,000	—	—	3,100,000
Atlanta	GA	Residential	June 2015	38,000	—	900,000	900,000	—	—	900,000
Salt Lake City	UT	Residential	July 2015	29,537	—	2,500,000	2,500,000	—	—	2,500,000
Washington	DC	Mixed-use	July 2015	5,000	—	500,000	500,000	—	—	500,000
Seattle	WA	Residential	July 2015	75,977	—	3,550,000	3,550,000	—	—	3,550,000
Brooklyn	NY	Residential	August 2015	100,250	—	3,400,000	3,400,000	—	—	3,400,000
Brooklyn	NY	Residential	August 2015	3,494	—	2,000,000	2,000,000	—	—	2,000,000
Colorado Springs	CO	Residential	September 2015	140,937	—	1,000,000	1,000,000	—	—	1,000,000
Colorado Springs	CO	Residential	September 2015	185,694	—	750,000	750,000	—	—	750,000
Denver	CO	Residential	September 2015	19,044	—	525,000	525,000	—	—	525,000
Chicago	IL	Commercial	September 2015	43,000	—	500,000	500,000	—	—	500,000
Agoura Hills	CA	Residential	September 2015	27,415	—	1,850,000	1,850,000	—	—	1,850,000
Los Angeles	CA	Mixed-Use	October 2015	20,232	—	1,300,000	1,300,000	—	—	1,300,000
Washington	DC	Residential	October 2015	6,334	—	270,000	270,000	—	—	270,000
Washington	DC	Residential	October 2015	21,602	—	1,600,000	1,600,000	—	—	1,600,000
Colorado Springs	CO	Residential	November 2015	47,472	—	265,000	265,000	—	—	265,000
Colorado Springs	CO	Residential	November 2015	73,680	—	375,000	375,000	—	—	375,000

(1)	Represents the aggregate principal amount of Project Dependent Notes.